

December 17, 2014

Via E-mail
Andy L. Nemeth
Chief Financial Officer
Patrick Industries, Inc.
107 West Franklin Street
P.O. Box 638
Elkhart, IN 46515

> **Re:** **Patrick Industries, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2014**
> **Form 8-K**
> **Filed November 18, 2014**
> **File No. 0-3922**
> **Response Dated December 8, 2014**

Dear Mr. Nemeth:

We have reviewed your response dated December 8, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business, page 3

Marketing and Distribution, page 12

1. We note your response to comment one from our letter dated November 5, 2014; however, please be advised if you elect to identify your major customers in the notes to your financial statements your disclosures are also required to comply with ASC 280-10-

50-42. Please revise your proposed disclosures to indicate the percentages of revenues from **each** major customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Consolidated Operating Results, page 32

2. We note your response to comment two from our letter dated November 5, 2014. You disclose on page 40 that the West Side furniture business acquired in 2013 made a positive contribution to operating income during 2013. We believe that quantifying the effect on operating income of some of your larger acquisitions would help provide greater transparency and context to investors regarding the impact acquisitions had on your business. Please refer to Item 303(a)(3)(i) of Regulation S-K and revise your future filings accordingly.

Consolidated Financial Statements

4. Acquisitions, page F-12

3. We note your responses to comments four and five from our letter dated November 5, 2014. Regardless of whether the acquired businesses were considered material enough to qualify as a significant subsidiary, the amount of earnings attributable to acquirees after the acquisition date should be disclosed if the impact was material. Furthermore, please note that ASC 805-10-50-3 requires the disclosures in ASC 805-10-50-2(e) through 2(h) to be provided for individually immaterial business combinations that are material collectively. Please revise your future filings accordingly.

20. Segment Information, page F-37

4. We note your response to comment six from our letter dated November 5, 2014. Your response states that disclosure of the amount of revenues from external customers by product type within each of your reportable operating segments is impracticable because it is not consistent with your method of internal reporting to the chief operating decision maker. The standard does not require disclosure of revenues by product type separately for each reportable operating segment. Rather, our comment asked how you considered providing revenues from external customers for each group of similar products or services on a consolidated basis. If you have revenues from external customers for each group of similar products or services, please provide the disclosures required by ASC 280-10-50-40, if providing that information is impracticable, please disclose that fact.

<u>Definitive Proxy Statement on Schedule 14A filed April 28, 2014</u>

<u>Compensation Discussion and Analysis, page 19</u>

<u>Non-Equity Incentive Plan Awards, page 22</u>

5.   In response to comment nine in our letter dated November 5, 2014, you discuss the overall objectives and factors that the compensation committee took into consideration in determining whether objectives were achieved and you indicate that the compensation committee is provided with "detailed quantitative documentation substantiating individual performance against each individual objective." However, in your sample disclosure, you do not identify or quantify actual performance ratings, nor indicate that you will disclose individual performance ratings for each NEO in future filings. Please advise or otherwise please comply with our prior comment nine in full.

<u>Form 8-K filed November 18, 2014</u>

6.   We note your response to comment 12 from our letter dated November 5, 2014. Your reconciliation of net income to EBITDA on page 32 of Exhibit 99 includes reconciling items related to gains and losses on fixed asset sales, acquisition transaction-related expenses, and stock compensation expense. Please be advised that Question 103.01 of our "Compliance and Disclosure Interpretations: Non-GAAP Financial Measures" indicates that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." Please revise the non-GAAP measure you present as EBITDA to only include adjustments for items contemplated by its acronym or revise the title of the non-GAAP measure you present to convey the additional adjustments.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or me at (202) 551-3768 with any other questions.

                                                Sincerely,

                                                /s/ John Cash

                                                John Cash
                                                Accounting Branch Chief